CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
SkyBridge G II Fund, LLC:

We consent to the use, in the Registration Statement No. 333-174399 on Form N-2, of our report, dated November 9, 2012, with respect to the statement of assets and liabilities of SkyBridge G II Fund, LLC (in organization) as of September 30, 2012 and the related statement of operations (in organization), changes in net assets (in organization), and cash flows (in organization) for the period from October 1, 2011 to September 30, 2012, and to the reference to our firm under the heading “Independent Registered Public Accounting Firm and Legal Counsel” in the Prospectus.

New York, New York
November 16, 2012